UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of April 2022
Commission File Number: 001-40952

Babylon Holdings Limited

1 Knightsbridge Green
London, SW1X 7QA
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒    Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
Closing of Additional Debt Financing
On October 8, 2021, Babylon Holdings Limited (“Babylon”) entered into a note subscription agreement pursuant to which Babylon issued $200 million unsecured Notes due 2026 (the “Original Notes”) to certain affiliates of, or funds managed or controlled by, AlbaCore Capital LLP (the “Note Subscribers”) on November 4, 2021 (the “Initial Closing Date”). On December 23, 2021, Babylon entered into an additional note subscription agreement (the “Second Note Subscription Agreement”) providing for the issue of not less than $75 million and not more than $100 million unsecured Notes due 2026 (the “Additional Notes” and together with the Original Notes, the “Notes”) to AlbaCore Partners III Investment Holdings Designated Activity Company, and any new note subscribers that are affiliates of, or funds managed or controlled by, AlbaCore Capital LLP and that adhere to the Second Note Subscription Agreement. Vitality (Ireland) Financing Designated Activity Company (the “Second Note Subscriber”) adhered to the Second Note Subscription Agreement on March 16, 2022.
The closing of the issue of the Additional Notes under the Second Note Subscription Agreement, for the principal amount of $100 million (the “Principal Amount”), occurred on March 31, 2022 (the “Second Closing Date”). The Additional Notes are constituted on the terms of a supplemental deed poll that was issued by Babylon on the Second Closing Date (the “Supplemental Deed Poll”, and together with the deed poll issued by Babylon on the Initial Closing Date, the “Notes Deed Poll”).
On the Initial Closing Date, Babylon issued warrants to subscribe for an aggregate of 1,757,499 of its Class A Ordinary Shares (the “Initial AlbaCore Warrants”) to the Note Subscribers, pursuant to a warrant instrument dated November 4, 2021 (the “Original Warrant Instrument”) on a pro rata basis by reference to the relevant proportion of Original Notes subscribed for by each Note Subscriber. On the Second Closing Date, Babylon issued warrants to subscribe for an aggregate of 878,750 additional Class A Ordinary Shares to the Second Note Subscriber (the “Additional AlbaCore Warrants” and together with the Initial AlbaCore Warrants, the “AlbaCore Warrants”) and the Original Warrant Instrument was amended and restated (as so amended and restated, the “Amended and Restated Warrant Instrument”).
The proceeds from the issue of the Additional Notes will be used by Babylon for general corporate purposes. Babylon is required to pay to the Second Note Subscriber and AlbaCore Partners III Investment Holdings Designated Activity Company an amount equal to all costs and expenses properly incurred by them in connection with the negotiation, preparation and execution of the Second Note Subscription Agreement, Supplemental Deed Poll and Amended and Restated Warrant Instrument and related documentation up to a maximum aggregate amount of $125,000 (inclusive of VAT) within 30 days of the Second Closing Date.
The Additional Notes were issued at 100.00% of the Principal Amount, with an underwriting fee of 4.00% of the Principal Amount payable to the Second Note Subscriber on the issuance of the Additional Notes. The Additional Notes bear interest accruing (which for these purposes shall include any capitalized interest from time to time) at the following rates: (i) 8.00% per annum for the period commencing from (and including) the Second Closing Date to (but excluding) the date falling two years after the Initial Closing Date; (ii) 10.00% per annum for the period commencing from (and including) the date falling two years after the Initial Closing Date, to (but excluding) the date falling three years after the Initial Closing Date; and (iii) 12.00% per annum for the period commencing from (and including) the date falling three years after the Initial Closing Date. The applicable interest rate is subject to a step-up margin of 6.5 basis points per annum if Babylon and its subsidiaries do not achieve an agreed target of adding 100,000 Medicaid lives to value based care contracts by January 1, 2024.
Interest on the Additional Notes is payable semi-annually in arrears in equal installments (except, in respect of the first interest payment falling on May 4, 2022 which shall be for the period from (and including) the Second Closing Date and ending on (but excluding) May 4, 2022) on May 4 and November 4 in each year (each an “Interest Payment Date”), commencing with the Interest Payment Date falling on May 4, 2022. At Babylon’s election, up to 50.00% of the interest payable in respect of any interest period may be satisfied by the issuance by Babylon of further notes to be immediately consolidated and form a single series with the outstanding Notes. The Notes will mature five years from the Initial Closing Date on November 4, 2026 (the “Final Maturity Date”).
The prior written consent of Babylon is required for any transfer of Notes, subject to certain exceptions. The AlbaCore Warrants are stapled to the Notes and no transfer of the Notes may occur unless an equivalent proportion of the AlbaCore Warrants is transferred at the same time.

Babylon is required to redeem the Notes (unless previously purchased and cancelled or redeemed) on the Final Maturity Date at 100% of the principal amount on such date. Babylon may redeem the Notes at any time at a redemption amount (the “Redemption Amount”) equal to: (i) from (and including) the Initial Closing Date to (but excluding) the date falling one year after the Initial Closing Date, the amount that is the greater of (A) 104.00% of the principal amount (including capitalized interest) and (B) 104.00% of the principal amount (including capitalized interest) plus an interest make whole premium; (ii) from (and including) the date falling one year after the Initial Closing Date to (but excluding) the date falling two years after the Initial Closing Date, 104.00% of the principal amount (including any capitalized interest); and (iii) on or after the date falling two years after the Initial Closing Date and until (but not including or after) the Final Maturity Date, 107.00% of the principal amount (including any capitalized interest). Each holder of Notes (each a “Noteholder”) has the option to require Babylon to redeem the Notes held by such Noteholder at the Redemption Amount upon a “change of control” in respect of Babylon as specified in the Notes Deed Poll.
Subject to certain limitations and exceptions, the Notes Deed Poll contains covenants limiting the ability of Babylon and its subsidiaries to, among other things: incur additional debt; pay or declare dividends or distributions on Babylon’s share capital; repay or distribute any share premium reserve or redeem, repurchase or retire its share capital; incur or allow to remain outstanding guarantees; make certain joint venture investments; enter into finance or capital lease contracts; create liens on Babylon’s or its subsidiaries assets; enter into sale and leaseback transactions; pay management and advisory fees outside the ordinary course of business; acquire a company or any shares or securities or a business or undertaking; merge or consolidate with another company; borrow or receive investments from certain shareholders other than through Babylon; and sell, lease, transfer or otherwise dispose of assets. The Notes Deed Poll also contains customary events of default.
Following the issue of the Additional AlbaCore Warrants, the AlbaCore Warrants confer the right to subscribe for up to a maximum of 2,636,249 Class A Ordinary Shares exercisable on certain agreed exercise events (summarized below), subject to: (i) Babylon’s right to elect to redeem the AlbaCore Warrants in whole or in part in cash upon an exercise event; (ii) an agreed adjustment formula to reduce the number of Class A Ordinary Shares to be issued upon exercise of the AlbaCore Warrants in certain circumstances linked to Babylon’s trading performance; and (iii) customary adjustments for certain share capital reorganizations (such as share splits and consolidations).
The exercise events applicable to the AlbaCore Warrants occur: (i) on the first date following which the closing price of the Class A Ordinary Shares has equaled or exceeded $15.00 per Class A Ordinary Share (subject to customary adjustments) for any 20 trading days within any 30-trading day period commencing at least 18 months after the Initial Closing Date; (ii) where the Noteholders give a redemption notice under the Notes Deed Poll on the occurrence of a change of control in respect of Babylon; (iii) where Babylon elects to redeem the Notes prior to the Final Maturity Date in accordance with its rights to do so under the Notes Deed Poll; and (iv) on the Final Maturity Date. Upon an exercise event, the AlbaCore Warrants are exercisable in full and not in part only.
Upon any exercise event Babylon has a right to elect to satisfy the subscription entitlement in respect of the AlbaCore Warrants by issuing Class A Ordinary Shares, by making a redemption payment in cash, or by a combination of both (in such proportions as Babylon may in its absolute discretion determine). The cash redemption payment per AlbaCore Warrant shall be determined by reference to the closing price for the Class A Ordinary Shares on such date as is specified in the Amended and Restated Warrant Instrument in respect of each exercise event, provided that if the closing price is in excess of $15.00 per Class A Ordinary Share (subject to customary adjustments), the cash redemption payment shall be capped at $15.00 per AlbaCore Warrant.
Where Babylon elects upon exercise of the AlbaCore Warrants to issue Class A Ordinary Shares in satisfaction in whole or in part of the subscription entitlement under the AlbaCore Warrants, Babylon is required to issue one Class A Ordinary Share credited as fully paid and free from all encumbrances (except as set out in Babylon’s memorandum and articles of association from time to time) per AlbaCore Warrant held, subject to a proportionate downwards adjustment to the number of Class A Ordinary Shares to be issued per AlbaCore Warrant where the closing price of the Class A Ordinary Shares on such date as is specified in the Amended and Restated Warrant Instrument in respect of each exercise event is in excess of $15.00 per Class A Ordinary Share.
The foregoing description is a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the Second Note Subscription Agreement, a copy of which was filed as Exhibit 4.1 to Babylon’s Report on Form 6-K on December 29, 2021, the Note Certificate for the Additional Notes, a copy of which is filed as Exhibit 4.1 to this Report on Form 6-K, and the Amended and Restated Warrant Instrument, a copy of which is filed as Exhibit 4.2 to this Report on Form 6-K, each of which is incorporated herein by reference.

EXHIBIT INDEX

Exhibit
Number	Exhibit Title

4.1	Note Certificate for Additional Notes due 2026.
4.2	Amended and Restated Warrant Instrument.

SIGNATURES
    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Babylon Holdings Limited

Date: April 6, 2022	/s/ Charlie Steel
Charlie Steel
Chief Financial Officer

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